SmithKline Beecham
                                     Pharma

Facsimile Cover Sheet

To:               Don Easterbrook
Company:          Cryopak
Phone:

Fax:              604-685-9170

From:             Kate Ford
                  SB, Canada

Phone:            905-829-2030
Fax:              905-829-6060

Date:             29-Apr-97
Pages:            17

Comments:

Here's the proposed information booklet (except for the "Recommendations" section which I have to compose still). I changed some of the previous sections for clarity so let me know if it still makes sense. I decided not to include all of the cost graphs since really only the Vancouver to Rixensart data is relevant.

Give me a call to discuss any changes you recommend.

Regards,

Kate

SmithKline Beecham Pharma Inc.
2030 Bristol Circle, Oakville, Ontario, Canada L6H5V2

Section 1: Product Information
------------------------------

Cryopak offers significant advantages for maintaining critical temperature ranges over conventional coolant products.

The patented Cryopak product consists of sheets of liquid-filled, laminated pouches that can be custom cut to various sizes or into individual Cubes for use in a wide range of applications (see figure 1). The product is flexible, durable and provides uniform cooling while minimizing the weight of the shipment. Cryopak is accepted to be packed in direct contact with all temperature sensitive goods (including food products) by the USDA, FDA and Agriculture Canada.

The product is available as a an ice substitute for refrigeration or as a dry-ice substitute for frozen shipments. This document will refer only to its application as a reusable alternative to dry ice.

Advantages of this product over conventional dry ice shipments include:

         -- Safety

               - dry-ice transforms from a solid to gaseous carbon dioxide thus is considered as a dangerous good for air transport and is subject to government regulations

               - Cryopak does not have to be declared as a 'dangerous goods' for the courier thus increasing the safety of the shipment and decreasing the paperwork required.

         -- Convenience

               - dry-ice has to be ordered from a supplier each time a shipment is made. There is often a surcharge for delivery since it is a 'dangerous goods'.

               - Cryopak can be conveniently stored at the hospital or clinic and placed in the freezer overnight before use

         -- Cost

               -  transportation   costs  can  he  reduced  through  weight  and
               packaging reduction. The product can be reused, thus further reducing shipment costs.

The following pages outline specific analysis performed for SmithKline Beecham for the shipping of frozen diagnostic specimens.

                        Figure 1: Cryopak Product Formats

a) Cryomat sheets

         [Photograph of Cryomat sheets omitted from electronic filing]

b) Cryopak singles

         [Photograph of Cryomat singles omitted from electronic filing]

                        SECTION II: PACKAGING VALIDATION

Three tests were conducted to validate the use of Cryopak product in the shipping of frozen diagnostics specimens: a 'dry run' from Vancouver to Belgium, and two simulated heat spikes under laboratory conditions.

A) Dry-Run (Vancouver to Rixensart to Toronto to Phoenix):
----------------------------------------------------------

Purpose of Test:
----------------

A mock shipment was sent from Vancouver (on Canada's west coast) to Rixensart (SB Biologicals lab in Belgium) to demonstrate the ability of the Cryopak product to remain frozen under normal courier and customs clearance procedures. The package was returned from Rixensart to Toronto for confirmation of the results. The package was then sent from Toronto to Phoenix for further testing at ISC (Insulated Shipping Containers, Inc.)

Materials:
----------

Standard supplied used in SB Biologicals clinical trials were employed for the 'dry-run' with the exception that the tuves contained water not sera and Cryomat was substituted for dry-ice:

         -- 3 standard SB Styrofoarn sera racks -- 60 Sarstedt sera tubes (containing 1-2 ml of water)

         -- Styrofoam box (dimensions 19.5 x 12.5 x 12.5 inches; 13/4 inch thickness) -- 25 lbs Cryornat L.T.- ( 12 mL size, custom cut sheets) -- TempTale 3 Dry Ice Probe Monitor

Procedures:
-----------

1) The loaded racks and frozen Cryomat L.T. were placed within the Styrofoarn container as illustrated in figure 2. The TernpTale 3 main logging unit was placed on the exterior of the Styrofoarn container and the probe lead was then placed into one vial within the sera rack.

2) The container was then shipped via Federal Express courier to Rixensart, Belgium.

                                     CRYOPAK
                                   CORPORATION

                 Cryopak "Dry Specimen Run" March 5-13,1997 for
                         SMITHKLINE BEECHAM PHARMA INC.

                                         Test Details:

                                          1. EPS container
                                             ID: 19.5" x 12.5" x 12.5"
[Diagram of top view of
package deleted for electronic filing]    2. 4 Styrofoam Test Tube Holders, each
                                             containing 20 x 5 ml. vials, each
                                             containing 1-2 ml. water
[Diagram of side view of                  3. Product wrapped in frozen
package deleted for electronic filing]       Cryomat 12 ml. L.T.
                                          4. Total weight of Cryomat: 25 lbs.
                                          5. Total shipping weight 28.8 lbs.



                                                      Test No: 301062
                                                      Start Date: Mar 5,1997
                                                      Start Time: 14:11 PST
                                                      Log Interval: 15 min.
                                                      Test Criteria: <0C

3) Once received at the Rixensart lab, the container was opened for observation and the product was placed into the freezer. The materials sat in the freezer over a weekend period of 66 hours.

4) The materials were brought out of the freezer and reassembled in the same manner as illustrated in figure 2. The package was forwarded via Federal Express to Toronto, Canada.

5) Once delivered to the SB office, the container was opened up for observation. The probe was left at room temperature overnight while the Cryomat L.T. and materials were stored in a -70 C freezer.

6) The Cryomat L.T. and materials were brought out of the freezer and reassembled in the same manner as in step 1, inserting the probe lead into one of the vials.

7) The container was forwarded via Federal Express to Phoenix, Arizona, USA.

8) Once delivered at Phoenix, the container was opened for observation and then all the materials were placed into a freezer until we started the 2 heat spike tests outlined further in this report.

Observations:

The tracking information provided by the courier (table 1) was correlated to the internal temperature of the package as monitored throughout the journey (figure
3).

             Table 1: Pick-up and delivery times by Federal Express

Location                   Date             Time              Comments
--------                   ----             ----              --------
Vancouver                  5/Mar/97         12:30 pm          product packaged
                                            15:02 pm          pick up by FedEx
                                            16:29 pm          outbound scan
Memphis                    6/Mar/97         2:39 am           inbound scan
                                            4:31 am           outbound scan
Brussels                   7/Mar/97         7:35 am           inbound scan
                                            8:06 am           outbound scan
Rixensart                  7/Mar/97         11:21 am          received by SB

Location                   Date             Time              Comments
Rixensart                  10/Mar/97        12:30 pm          product packaged
                                            13:01 pm          pick up by FedEx
Brussels                                    15:12 pm          outbound scan
Toronto                    11/Mar/97        7:35 am           inbound scan
Mississauga                                 9:35 am           inbound scan
Oakville                   11/Mar/97        11:36 am          received at SB

Location                   Date             Time              Comments
Oakville                   12/Mar/97        13:05 pm          product packaged
                                            15:01 pm          pick up by FedEx
Mississauga                                 20:00 pm.         outbound scan
Memphis                                     23:55 pm          inbound scan
                           13/Mar/97        4:01 am           outbound scan
Phoenix                                     6:28 am           inbound scan
                                            8:23 am           outbound scan
                           13/Mar/97        9:41 am           received by ISC


                                     CRYOPAK
                                   CORPORATION

                 Cryopak "Dry Run Specimen" March 5-13, 1000 for

                         SMITHKLINE BEECHAM PHARMA INC.

                         Using 25 lbs. Cryomat 12ml L.T.

The actual graph is too complex to be electronically reproduced, but has been submitted in paper format to the Securities and Exchange Commission.

The vertical axis starts at negative forty-five degrees celsius (C) and proceeds at five degree intervals up to 25 degrees C; the horizontal axis commences at 0 hours and proceeds in three hour increments for an eight day period. Labels underneath this axis indicate that the first 40 hours represent the Vancouver, Canada, to Risensart, Belgium leg of the trip, the next 66 hours represent the time in the freezer in Belgium, the next 33 hours consist of the transit from Belgium to Toronto, Canada, followed by a section representing the time at room temperature in Toronto and then in the freezer there, and finally a 26 hour section for the Toronto to Phoenix, Arizona trip. The graph line starts at about 1/3 of the way between - 10 and - 15 degrees C and almost immediately drops down to - 25 degrees C before curving up slowly to 1/3 of the way between -10 degrees C at the end of the transit to Belgium. At this point, the graph spikes up to 0 degrees C very abruptly and then goes immediately down to just below the -25 degrees C mark, where it wavers between 2/3 and 3/4 of the way between -30 and -25 degrees C for the duration of the time in the freezer in Belgium. At the start of the trip to Toronto the graph line spikes up suddenly to just below -10 degrees C, then curves suddenly down to about half way between -20 and -15 degrees C before climbing gradually up to -10 degrees C at the end of the trip to Toronto. It then shoots up immediately to 20 degrees C at the beginning of the room temperature period, during which time it curves gradually down to just above 15 degrees C and then climbs slowly back up to 20 degrees C. At the beginning of the freezer section it immediately shoots down to just below -40 degrees C, then curves slowly upward during the trip to Phoenix, ending up about half way between -15 and -10 degrees C.

COST COMPARISON

The cost for the shipment from Vancouver to Rixensart using Cryomat LT was compared to the estimated cost for the same shipment using 35 lbs (16 kg) of dry-ice. Figures 4 and 5 illustrate the cost comparison and the cumulative savings for 10 shipments. A savings of $29.90 was estimated for the first shipment due to reduced freight charges with $73.65 saved for each subsequent shipment due primarily to the recycling of the Cryopak product.

CONCLUSIONS:

The Cryomat maintained a temperature below -8.0 degrees C between each point of departure and delivery to the recipient. The product appears to assure a uniform transfer of heat over the extended period of time required for air transportation and to clear customs.

Although the cost per pound is greater for the Cryornat versus dry ice, there are freight savings due to the reduced weight of coolant required. If the Cryomat is roused for gubsequent shipments, the savings are cumulative and eventually the product pays for itself.

Subsequent testing was done to determine the effect of shipments during higher ambient temperatures (see figures 6-9).

                                     CRYOPAK
                                   CORPORATION

Cryopak / Dry Ice Cost Comparison

Date:    March 5, 1997

Client: S.K.B."Dry Specimen Run" Vancouver - Rixensart

Referencing Insulated Container:            Test#301062
                  Length (in)       Width (in)       Height (in)
Outside           22.75             15.75            15.75
Inside            19.50             12.50            12.50

Container Cubic Measure (cu. ft.)                    3.27
Dimensional Package Weight (lbs)                     34.00    @ cu. in./lb. 166
         Actual Packaging Weight (lbs)               2.6
         Product Weight (lbs)                        1.20
         Dry Ice Weight (lbs)                        35.00
         Dry Ice Cost ($/lb)                         $1.01
         Cryomat Weight (lbs)                        25.00
         Ctyomat Cost ($/lb)                         $1.75
         Freight Rate ($/lb)                         $3.83

               Cryomat / Dry Ice Cost Comparison for 10 Shipments

Using 35.00 lbs of Dry Ice per shipment reusing 25.00 lbs of Cryomat Rounded up total shipping weight for: Dry Ice 39.00 lbs.

Cryomat 29.00 lbs.

         Shipment          Dry lce Cost +            Cryomat Cost +             Cryomat          Savings Per
         Number            Freight Cost              Freight Cost               Savings          Shipment
         0                 $0                        $0                         $0               $0
         1                 $184.72                   $154.82                    $29.90           $29.90
         2                 $369.44                   $265.89                    $103.55          $73.65
         3                 $554.16                   $376,96                    $177.20          $73.65
         4                 $738.88                   $488.03                    $250.95          $73.65
         5                 $923.60                   $599.10                    $324.50          $73.65
         6                 $1,108.32                 $710.17                    $398.15          $73.65
         7                 $1,293.04                 $821.24                    $471.80          $73.65
         8                 $1,477.76                 $932.31                    $545.45          $73.65
         9                 $1,662.48                 $1,043.38                  $619.10          $73.65
         10                $1,947.20                 $1.154.45                  $692.75          $73.65


                                     CRYOPAK
                                   CORPORATION

                         CRYOPAK/DRY ICE COST COMPARISON
                         Shipping 1 box for 10 shipments

$2,000
                                                                                        x
$1,800                                                                                  x
                                                                                x       x
$1,600                                                                          x       x
                                                                       x        x       x
$1,400                                                                 x        x       x
                                                              x        x        x       x
$1,200                                                        x        x        x       x
                                                     x        x        x        x       x y
$1,000                                               x        x        x        x y     x y
                                            x        x        x        x y      x y     x y
$800                                        x        x        x y      x y      x y     x y
                                    x       x        x y      x y      x y      x y     x y z
$600                                x       x y      x y      x y      x y      x y z   x y z
                           x        x y     x y      x y      x y z    x y z    x y z   x y z
$400                       x        x y     x y      x y z    x y z    x y z    x y z   x y z
                  x        x y      x y     x y      x y z    x y z    x y z    x y z   x y z
                  x  y     x y      x y z   x y z    x y z    x y z    x y z    x y z   x y z
$200     x        x  y     x y      x y z   x y z    x y z    x y z    x y z    x y z   x y z
         x  y     x  y     x y      x y z   x y z    x y z    x y z    x y z    x y z   x y z
         x  y     x  y z   x y z    x y z   x y z    x y z    x y z    x y z    x y z   x y z
$0       x  y z   x  y z   x y z    x y z   x y z    x y z    x y z    x y z    x y z   x y z
         1        2        3        4       5        6        7        8        9       10

x = dry ice cost + freight cost
y = Cryomat cost + freight cost
z = Cryomat savings

B) SIMULATED HEAT SPIKE - TEST 0326974A (CRYOMAT LOW TEMPERATURE):

Purpose:
--------

To simulate the performance of Cryomat LT in maintaining sub-zero centigrade temperatures under extreme ambient temperatures for more than 48 hours.

Materials:
----------

The same supplies as in the 'dry run' were used:
         3 standard SB Styrofoam. sera racks
         60 Sarstedt sera tubes (containing 1-2 ml of water)
         Styrofoam box (dimensions 19.5 x 12.5 x 12.5 inches; 13/4 inch thickness) 25 lbs Cryomat L.T.- ( 12 mL size, custom cut sheets)

In addition, an environmental chamber, fluke data logger and type-T thermal couples were used.

Procedures:
-----------

The procedure was carried out on our behalf by ISC (Insulated Shipping Containers Inc.). The sera tubes, racks, probes and CryomAt were assembled in the Styrofoam container as per figure 6. The package, was then subject to ambient profiling of 22'C for 18 hours followed by VC for 6 hours. This was repeated for a total of 72 hours.

Observations:
-------------

The results of the temperature cycling are illustrated in figure 7. CTyomat LT (25 lbs) maintained a temperature below O*C for 52.5 hours

Conclusions:
------------

The heat spike simulation mimics a 'worst case' scenario for shipping the package.

For example the package could be subjected to:

         -room temperature for 18 hours before pick-up by the courier
         - then transported by ground to the airport for 6 hours in a non-refrigerated truck (in a 35'C heat wave) - then transported for 18 hours at room temperature due to delays at the airport or in customs - then transported by ground to the destination ( at 350C) - the package is then received and stored at room temperature before freezing

Although this scenario is very unlikely, it is reassuring to know that the contents of the package would still remain less than 0 degrees C under such stringent conditions.

                                 TEST WORKSHEET

[DIAGRAM OF TOP OF PACKAGE WITH     Notes:
PROBE POSITIONS INDICATED HAS       Cryopak SmithKline Freeze Test
BEEN DELETED FROM EDGARIZED         1.  EPS container ID: 19.5" x 12.5" x 12.5"
VERSION]                                4 Styrofoam Test Tube Holders
                                    2.  Each Holder contains 20 x 5mL fill vials
                                    3.  Product frozen at -30 degrees C
                                    4.  Product encapsulated in frozen
                                        Cryomat 12mL L.T.
                                    5.  Cryomat 12mL L.T. frozen at -30 C
                                    6.  Total weight of Cryomat: 25 lbs.

                                                  Test No: 0326974A
[DIAGRAM OF SIDE VIEW                             Start Date/Time: 3/26/97  3:22
OF PACKAGE WITH PROBE                             Gel Initial Temp:  -28.6 C
POSITIONS INDICATED HAS BEEN                      Performed by: JOW
DELETED FROM EDGARIZED                            Verified by: MG
VERSION]                                          Datalogger: Omega
                                                  Log Interval: 30 minutes
                                                  Temp. Criteria: > 0 degrees C
                                                  Test Type: Design
                                                  Chamber No.: 2
                                                  Job No. 561
                                                  Total Weight: 28.8 lbs.

Test Observations          ISC - Insulated Shipping    Ambient Conditions
                           Containers, Inc.
N.B. L.T. Cryomat 12 mL    Customer: SKB/Cryopak       22 degrees C for 18 hours
Low Temperature Product    Drawn by: M. Gorton         35 degrees C for 6 hours
                           Drawing No. Cryo561a        Repeat for 96 hours

                                     CRYOPAK
                                   CORPORATION

                 Cryopak Heat Spike Laboratory Test 0326974A for
                         SMITHKLINE BEECHAM PHARMA INC.
                         Using 25 Lbs. Cryomat 12mL L.T.


The actual graph is too complex to be electronically reproduced, but has been submitted in paper format to the Securities and Exchange Commission.

The vertical axis starts at negative fifty degrees celsius (C) and proceeds at ten degree intervals up to 40 degrees C; the horizontal axis commences at 0 hours and proceeds in two hour increments for 72 hours. The Ambient temperature line has a note attached to it that it is a programmed cycle of 22 C for 18 hours and 35 C for 6 hours and the graph line represents this pattern. The lines for the three probes follow very similar routes - all start about half way between -10 and -20 degrees C, jump down almost immediately to just above -30 degrees C, then curve slowly upward; reaching 0 degrees C at about 52 hours. At this point, two of the probe lines jump up to halfway between 0 and 10 degrees C at the 54 hour mark and then slope upwards, ending halfway between 10 and 20 degrees C at 72 hours. The third probe line continues at 0 degrees C until about 59 hours, then jumps up quickly in a 1 hour period to just over halfway between 0 and 10 degrees C before sloping upwards and ending halfway between 10 and 20 degrees C at 72 hours.

C) SIMULATED HEAT SPIKE - TEST 04109873A (CRYOPAK L.T. SINGLES):

Purpose:
--------

To simulate the performance of Cryopak LT singles in maintaining sub-zero centigrade temperatures under extreme ambient temperatures for more than 48 hours.

Materials:
----------

as per previous test but using 25 lbs of Cryopak singles (vs. Cryomat)

Methods:
--------

The procedure was carried out on our behalf by ISC (Insulated Shipping Containers Inc.). The sera tubes, racks, probes and Cryopak singles were assembled in the styrofoam container as per figure 8. The package was then subject to ambient profiling of 22 degrees C for 18 hours followed by 35 degrees C for 6 hours. This was repeated for a total of 72 hours.

Observations:
-------------

The results of the temperature cycling are illustrated in figure 9. Cryopak LT singles (25 lbs) maintained a temperature below 0 degrees C for greater than or equal to 56.5 hours (range: 56.5 to 71.5 hours depending on positioning of the probe).

Conclusions:
------------

The Cryopak singles were equally as efficient at maintaining a sub-zero temperature during extreme ambient temperatures as was the Cryomat format.

TEST WORKSHEET

[DIAGRAM OF TOP OF PACKAGE WITH     Notes:
PROBE POSITIONS INDICATED HAS       Cryopak SmithKline Freeze Test
BEEN DELETED FROM EDGARIZED         1.  EPS container ID: 19.5" x 12.5" x 12.5"
VERSION]                                4 Styrofoam Test Tube Holders
                                    2.  Each Holder contains 20 x 5mL fill vials
                                    3.  Product frozen at -30 degrees C
                                    4.  Product encapsulated in frozen
                                        Cryomat 12mL L.T. Singles
                                    5.  Cryomat 12mL L.T. Singles frozen at
                                        -30 C
                                    6.  Total weight of Cryomat: 25 lbs.

                                         Test No: 0410973A
[DIAGRAM OF SIDE VIEW                    Start Date/Time: 4/10/97     4:00
OF PACKAGE WITH PROBE                    Gel Initial Temp:  -33.2 C
POSITIONS INDICATED HAS BEEN             Performed by: MG
DELETED FROM EDGARIZED                   Verified by: MG
VERSION]                                 Datalogger: Fluke 1
                                         Log Interval: 30 minutes
                                         Temp. Criteria: > 0 degrees C
                                         Test Type: Design
                                         Chamber No.: 2
                                         Job No. 561
                                         Total Weight: 28.8 lbs.

Test Observations          ISC - Insulated Shipping  Ambient Conditions
                           Containers, Inc.
N.B. L.T. Cryomat 12 mL    Customer: SKB/Cryopak     22 degrees C for 18 hours
Low Temperature Product    Drawn by: M. Gorton       35 degrees C for 6 hours
                           Drawing No. Cryo561a      Repeat for 96 hours

                                     CRYOPAK
                                   CORPORATION

                   Cryopak Heat Spike Laboratory Test 0410973A
                       for SMITHKLINE BEECHAM PHARMA INC.

                     Using 25 Lbs. Cryomat 12mL L.T. Singles


The actual graph is too complex to be electronically reproduced, but has been submitted in paper format to the Securities and Exchange Commission.

The vertical axis starts at negative fifty degrees celsius (C) and proceeds at ten degree intervals up to 40 degrees C; the horizontal axis commences at 0 hours and proceeds in two hour increments for 72 hours. The Ambient temperature line has a note attached to it that it is a programmed cycle of 22 C for 18 hours and 35 C for 6 hours and the graph line represents this pattern. The lines for the three probes follow very similar routes. All three start at just below -20 degrees C and jump immediately down to between -40 and -50 degrees C, with one line slightly below the other two. All three lines curve upwards, each a few degrees apart from each other, with one reaching -10 degrees C at 26 hours and the other two reaching that temperature at 28 hours. The three lines continue to slope very slowly upward so that one line is half way between -10 and 0 degrees C at 44 hours and the other two are 1/3 of the way between those two degrees at that time. The higher probe line reaches 0 degrees C at 56.5 hours, where it remains constant until just before 66 hours, then climbs up suddenly to just under 10 degrees C at the 72 hour mark. The second line separates from the third one just after the 52 hour mark and reaches 0 degrees C at between 58 and 60 hours, remaining there until just after 70 hours and then climbing suddenly to just over halfway between 0 and 10 degrees C at the 72 hour mark. The third line hits 0 degrees C at the 64 hour mark and remains their constantly until just before 72 hours, when it jumps up to approximately 1/3 of the way between 0 and 10 degrees C.